SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 2008

Commission File Number: 000-50825

GPC BIOTECH AG

(Translation of registrant's name into English)

Fraunhoferstrasse 20
D-82152 Martinsried/Munich, Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

On September 17, 2008, GPC Biotech published the notification according to Sec. 26 para. 1 WpHG dated September 17, 2008 attached as Exhibit 99.1 to this Form 6-K in Germany.

In connection with this notification, the Company stated as a clarification that its major shareholder still remains "Golf Club St. Leon-Rot Betriebsgesellschaft mbH & Co. KG" and "Verwaltungsgesellschaft of Golf Club St. Leon-Rot mbH" respectively, holding a stake of 17.10% as announced on January 2, 2008. As also announced on January 2, 2008, 7,76% of this 17,10% voting rights still remain attributable to "dievini Hopp BioTech holding GmbH & Co. KG" (formerly known as "dievini Hopp BioTech GmbH & Co. KG). The changes as stated in the notification dated September 17, 2008 are a result of a smaller internal reorganization within the companies around "dievini Hopp BioTech holding GmbH & Co. KG".

According to information the Company received from "dievini Hopp BioTech holding GmbH & Co. KG" the transfer of shares was due to internal restructuring reasons already planned some time ago.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GPC BIOTECH AG
Date : September 22, 2008	By:	/s/ Bernd Seizinger
	Name:	Bernd Seizinger
	Title:	CEO

GPC BIOTECH AG
Date : September 22, 2008	By:	/s/ Torsten Hombeck
	Name:	Torsten Hombeck
	Title:	CFO

Exhibit Index

Exhibit No.	Description
EX-99.1	RELEASE ACC. TO SEC. 26 para. 1 WpHG